 Exhibit 99.1

PRESS RELEASE

AuRico Gold’s Acquisition of Northgate Minerals Receives Overwhelming Support of Shareholders

Emergence of a New Leading Intermediate Gold Producer

Toronto: October 24, 2011: AuRico Gold Inc. (TSX:AUQ) (NYSE:AUQ) (“AuRico”) and Northgate Minerals Corporation (TSX:NGX) (NYSE-Amex:NXG) (“Northgate”) are pleased to announce that shareholders of both companies have voted overwhelmingly in favour of the acquisition of Northgate by AuRico at their respective special meetings held earlier today. Shareholders of AuRico voted 99.1 percent in favour of the transaction while Northgate shareholders voted 98.6 percent in favour. The transaction is expected to close on October 26, 2011.

“We are pleased that shareholders of both companies have sent a clear message in support of the transaction. The combination of the companies will create a new leading intermediate gold producer with a robust production profile, a low cost base, an attractive growth platform and a compelling valuation,” stated Rene Marion, President and Chief Executive Officer of AuRico. “Our proven management teams will immediately focus attention on leveraging the potential of our expanded asset base to create value for our shareholders.”

“We greatly appreciate the support of our shareholders in approving the transaction with AuRico. The Management team and the Board of Northgate firmly believe that this transaction will create a platform of value creation for shareholders in the months and years to come,” stated Rich Hall, Interim Chief Executive Officer of Northgate. “The combined company has a bright future and will be led by a strong and experienced management team with a proven track record in the industry.”

Transaction Highlights:

  Northgate shareholders will be entitled to receive 0.365 of an AuRico common share for each Northgate common share.

  Emergence of a new leading intermediate gold company with expected 2011 production of 475,000 Aue ounces1,2 and peer leading growth of approximately 54% to 730,000+3 Aue ounces by 2013

  Large resource base of approximately 19 million gold equivalent ounces (excluding copper)

  Five operating mines, a sixth targeting production at the end of Q1 2012, with 2 cornerstone assets in Ocampo and Young-Davidson that alone have the potential to produce over 500,000 gold equivalent ounces at lowest quartile cash costs

  Fully un-hedged exposure to record gold and silver prices generating significant free cash flows

  Strong balance sheet

  Experienced management team with a proven track record of building and operating

  Geopolitically diversified asset portfolio across three of the most attractive mining jurisdictions (Mexico, Canada, and Australia)

1.	Adding together the midpoints of AuRico’s production guidance (265,000 – 295,000 gold equivalent ounces) and Northgate’s production guidance (190,000 – 200,000 gold ounces)
2.	Gold equivalent ounces include silver ounces produced and sold converted to gold equivalent based on AuRico’s long-term gold equivalency ratio of 55:1
3.	As per street consensus

About AuRico Gold:

AuRico Gold is a leading intermediate Canadian gold and silver producer with a diversified portfolio of high quality mines and projects in Mexico. The Company’s three wholly-owned operating properties include the Ocampo mine in Chihuahua State, the El Chanate mine in Sonora State and the El Cubo mine in Guanajuato State. AuRico’s strong pipeline of development and exploration stage projects include the Guadalupe y Calvo advanced development property in Chihuahua State and the Orion advanced development property in Nayarit State, along with several exploration properties throughout Mexico. AuRico’s head office is located in Toronto, Ontario, Canada.

About Northgate Minerals:

Northgate Minerals Corporation is a gold and copper producer with mining operations, development projects and exploration properties in the Americas and Australia. Northgate currently owns and operates the Fosterville and Stawell gold mines in Victoria Australia, and is building the Young-Davidson gold mine in northern Ontario, which is targeting a 15-year mine life with average annual production of 180,000 ounces of gold commencing in 2012.

For further information please visit our websites at http://www.auricogold.com and http://www.northgateminerals.com or contact:

AuRico Gold	Northgate Minerals

Anne Day	Keren R. Yun
Director of Investor Relations	Director of Investor Relations
647-260-8880	416-216-2781

Cautionary Statement

Cautionary Note to US Investors – The United States Securities and Exchange Commission (the “SEC”) permits US mining companies, in their filings with the SEC, to disclose only those mineral deposits that a company can economically and legally extract or produce. This press release uses certain terms, such as “measured”, “indicated” and “inferred” “resources”, that the SEC guidelines strictly prohibit US registered companies from including in their filings with the SEC. US investors are urged to consider closely the disclosure in AuRico’s Annual Report on Form 40-F, which may be secured from AuRico or from the SEC’s website at http://www.sec.gov.

No stock exchange, securities commission or other regulatory authority has approved or disapproved the information contained herein.

Certain statements included herein, including information as to the future financial or operating performance of AuRico or Northgate, their respective subsidiaries and their respective projects, constitute forward-looking statements. The words ‘‘believe’’, ‘‘expect’’, ‘‘anticipate’’, ‘‘target’’, ‘‘continue’’, ‘‘estimate’’, ‘‘may’’, and similar expressions identify forward-looking statements. Forward-looking statements include, among other things, statements regarding the anticipated closing of the AuRico-Northgate transaction and the timing thereof, the anticipated benefits of the AuRico-Northgate transaction including the ability to create value therefrom anticipated future financial and operational performance, the future price of gold and silver and the ratio of their prices, the de-risking of operations, future exploration results of its exploration and development programs and the success of AuRico or Northgate’s exploration approaches, AuRico or Northgate’s ability to delineate additional resources and reserves as a result of such programs, statements regarding their respective financial exposure to litigation, targets, estimates and assumptions in respect of gold and silver production and prices, operating costs, results and capital expenditures, mineral reserves and mineral resources and anticipated grades, recovery rates, future financial or operating performance, margins, operating and exploration expenditures, costs and timing of completion of the Ocampo expansion program and improvements to the heap leach pad, costs and timing of the development and commencement of production of new deposits, costs and timing of construction, costs and timing of future exploration and reclamation expenses, including anticipated 2011 results, operating performance projections for 2011, AuRico or Northgate’s ability to fully fund their respective business model internally, 2011 gold and silver production and the cash and operating costs associated therewith, the ability to achieve productivity and operational efficiencies, and the timing of each thereof. Forward-looking statements are necessarily based upon a number of estimates and assumptions that, while considered reasonable by the Company, are inherently subject to significant business, economic, competitive, political and social uncertainties and contingencies. The operating and financial performance of the Company will be affected by changes in the actual gold equivalency ratio realized in 2011. Many factors could cause the Company’s actual results to differ materially from those expressed or implied in any forward-looking statements made by, or on behalf of, AuRico or Northgate. Such factors include, among others, known and unknown uncertainties and risks relating to additional funding requirements, reserve and resource estimates, commodity prices, hedging activities, exploration, development and operating risks, illegal miners, political and foreign risk, uninsurable risks, competition, limited mining operations, production risks, environmental regulation and liability, government regulation, currency fluctuations, recent losses and write-downs, restrictions in any of AuRico and Northgate’s loan facilities, dependence on key employees, possible variations of ore grade or recovery rates, failure of plant, equipment or process to operate as anticipated, accidents and labour disputes. Investors are cautioned that forward-looking statements are not guarantees of future performance and, accordingly, investors are cautioned not to put undue reliance on forward-looking statements due to the inherent uncertainty therein.

This news release shall not constitute an offer to sell or a solicitation of an offer to buy any securities, and shall not constitute an offer, solicitation or sale in any state or jurisdiction in which such an offer, solicitation or sale would be unlawful. The securities to be offered by AuRico have not been and will not be registered under the United States Securities Act of 1933, as amended (the “U.S. Securities Act”), or any state securities laws and may not be offered or sold in the United States absent registration or an applicable exemption from the registration requirements of the U.S. Securities Act. AuRico intends to offer and sell its securities in the United States pursuant to the exemption from registration set forth in Section 3(a)(10) of the U.S. Securities Act.

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